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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 1 2004 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-50789

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ritchie Capital Investments, Ltd.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Enterprise Ave.
(No. and Street)

Geneva	IL	60134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Somara Zwick (630) 406-6411
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 3 0 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (7-00)

0401-0504262

OATH OR AFFIRMATION

I, Somara Zwick, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to Ritchie Capital Investments, Ltd. (the "Company") as of December 31, 2003, are true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Somara C. Zwick
Chief Financial Officer

Notary Public

OFFICIAL SEAL
JOSIE INLOW
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5-14-2007

This report contains (check all applicable boxes):

(x) (a) Facing Page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Operations
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Stockholders' Equity
( ) (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

(x) (g) Computation of Net Capital
(x) (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
(x) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x) (l) An Oath or Affirmation
(x) (m) Independent Auditors' Supplementary Report on Internal Control

Affirmation of the Commodity Pool Operator

To the best of my knowledge and belief of the undersigned, the information contained in these financial statements is accurate and complete.

A.R. Thane Ritchie
Chief Executive Officer/Chief Investment Officer

0401-0504262

Financial Statements and Supplemental Information

Ritchie Capital Investments, Ltd.

Year ended December 31, 2003
with Report and Supplementary Report of Independent Auditors

(Pursuant to Rule 17a-5(e)(3))

0401-0504262

Ritchie Capital Investments, Ltd.

(A Cayman Islands Company)

Financial Statements and Supplemental Schedules

Year ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors

To the Stockholders of
Ritchie Capital Investments, Ltd.

We have audited the accompanying statement of financial condition of Ritchie Capital Investments, Ltd. (the Company) as of December 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ritchie Capital Investments, Ltd. at December 31, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 20, 2004

Ritchie Capital Investments, Ltd.
(A Cayman Islands Company)

Statement of Financial Condition

December 31, 2003
(Amounts in United States Dollars)

Assets	
Cash	$ 57,388
Securities owned	83,899,854
Receivables from clearing brokers	37,743,700
Dividends and interest receivable	60,321
Fixed assets (net of accumulated depreciation of $305,475)	741,110
Other assets	25,000
Total assets	$122,527,373
Liabilities and stockholders' equity	
Liabilities:	
Securities sold, not yet purchased	$ 82,329,126
Dividends and interest payable	46,787
Management fees payable	5,000
Accounts payable and accrued expenses	1,109,373
Total liabilities	83,490,286
Capital stock (par value $.01, 5,000,000 authorized, 75,612 issued and outstanding)	756
Additional paid-in capital	33,460,083
Retained earnings	5,576,248
Total stockholders' equity	39,037,087
Total liabilities and stockholders' equity	$122,527,373

See notes to financial statements.

Ritchie Capital Investments, Ltd.
(A Cayman Islands Company)

Statement of Income

Year ended December 31, 2003
(Amounts in United States Dollars)

Trading revenues	
Net realized and unrealized gains on investments	$7,909,397
Dividend income	718,408
Interest income	622,656
Other income	8,636
Total trading revenues	9,259,097
Trading expenses	
Dividend expense	715,479
Interest expense	759,626
Floor brokerage and execution costs	754,121
Other trading expense	118,987
Total trading expenses	2,348,213
Net trading revenues	6,910,884
Operating expenses	
Payroll and consulting fees	2,802,110
Management fees	703,924
Other expenses	725,414
Total operating expenses	4,231,448
Net income	$2,679,436

See notes to financial statements.

Ritchie Capital Investments, Ltd.

(A Cayman Islands Company)

Statement of Changes in Stockholders' Equity

December 31, 2003

(Amounts in United States Dollars)

	Number of Shares	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2002	75,612	$756	$13,460,083	$2,896,812	$16,357,651
Net income	–	–	–	2,679,436	2,679,436
Capital contributions	–	–	21,000,000	–	21,000,000
Distributions	–	–	(1,000,000)	–	(1,000,000)
Balance at December 31, 2003	75,612	$756	$33,460,083	$5,576,248	$39,037,087

See notes to financial statements.

Ritchie Capital Investments, Ltd.

(A Cayman Islands Company)

Statement of Cash Flows

Year ended December 31, 2003

(Amounts in United States Dollars)

Cash flows from operating activities	
Net income	$ 2,679,436
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	169,119
Net changes in assets and liabilities:	
Increase in securities owned	(40,614,501)
Increase in receivables from clearing brokers	(35,712,645)
Increase in dividends and interest receivable	(50,618)
Increase in other assets	(25,000)
Increase in securities sold, not yet purchased	52,808,264
Increase in accounts payable and accrued expenses	1,002,842
Increase in dividends and interest payable	19,822
Net cash used in operating activities	(19,723,281)
Cash flows from investing activities	
Purchases of fixed assets	(444,185)
Net cash used in investing activities	(444,185)
Cash flows from financing activities	
Contributions by stockholders	21,000,000
Distributions to stockholders	(1,000,000)
Net cash provided by financing activities	20,000,000
Net decrease in cash	(167,466)
Cash, beginning of year	224,854
Cash, end of year	$ 57,388
Supplemental disclosure of cash flow information	
Interest paid	$ 744,337

See notes to financial statements.

Ritchie Capital Investments, Ltd.
(A Cayman Islands Company)

Notes to Financial Statements

Year ended December 31, 2003

1. Organization

Ritchie Capital Investments, Ltd. (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission solely conducting proprietary investment and trading activities. The Company was incorporated under the laws of the Cayman Islands in December 1997. The Company is registered as a commodity pool with the Commodity Futures Trading Commission.

The Company has entered into agreements with unrelated broker-dealers to process and clear all of the Company's securities and derivatives transactions. Substantially all of the Company's investments and substantially all of its capital are held by such broker-dealers to facilitate the Company's trading activities.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2003, consist of equity securities and exchange-traded options. Securities are carried at fair value, as determined by the Company. Securities listed on a recognized securities exchange or traded over-the-counter are valued at their last sales price or, if no sale occurred on such date, at the mean between the bid and ask prices. Security transactions are recorded on a trade-date basis. Realized gains and losses are determined by the specific identification method.

Receivables from and Payables to Clearing Brokers

Receivables from and payables to clearing brokers include net receivables and payables for unsettled trades, cash, and margin balances held at the brokers. The Company's principal clearing broker charges the Company interest based upon the federal funds rate computed on a daily basis for any margin borrowings. Additionally, the Company earns interest from its principal clearing broker based upon the federal funds rate computed on a daily basis on the fair value of securities sold, not yet purchased, plus any other credit balances.

Futures Contracts

Futures contracts are recorded on the trade date. The difference between the original contract amount and the fair value of open commodity futures contract positions is reflected as a net unrealized gain or loss on the statement of financial condition, as a component of receivables from or payables to clearing brokers. Fair value is based upon the closing exchange settlement prices as of the date of valuation.

Fixed Assets

The Company's policy is to capitalize fixed assets and depreciate the assets on a straight-line basis based on the useful life of the fixed assets. At December 31, 2003, fixed assets consisted of computer equipment with a net book value of $704,581, furniture and fixtures with a net book value of $31,939, and leasehold improvements with a net book value of $4,590. The associated useful lives for these asset classes are 5, 7, and 5 years, respectively.

[redacted]

2. Summary of Significant Accounting Policies (continued)

Interest and Dividends

Dividend income and expense are recognized on the ex-dividend date. Interest income and expense are recognized on an accrual basis.

Foreign Currency Translations

The Company periodically holds securities denominated in foreign currencies. These amounts are converted to U.S. dollars using spot currency rates on the date of valuation. Purchases and sales of foreign securities are converted at the prevailing rate of exchange on the respective date of such transactions.

The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Income Taxes

The Company is treated as a partnership for U.S. income tax purposes. A partnership is not liable for income taxes as each partner recognizes its proportionate share of the partnership income or loss in its tax return; therefore, no provision for taxes is made in the Company's financial statements.

There is currently no taxation imposed on income or capital gains by the Government of the Cayman Islands. As a result, no tax liability or expense has been recorded in the accompanying financial statements.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2003, consisted of the following:

	Owned	**Sold, Not Yet Purchased**
Equities	$82,739,854	$82,329,126
Exchange-traded options	1,160,000	-
	$83,899,854	$82,329,126

Securities owned, other than those not readily marketable, are generally pledged to the clearing brokers on terms which permit those parties to sell or repledge the securities to others, subject to certain limitations.

4. Derivative Financial Instruments and Other Off-Balance Sheet Risk

Derivative financial instruments traded by the Company include futures and options contracts, whose values are based upon an underlying asset, index or reference rate, and generally represent future commitments to purchase or sell other financial instruments at specified future dates. A derivative contract may be traded on an exchange or over-the-counter (OTC). All of the Company's derivatives were exchange-traded at December 31, 2003. Derivatives are subject to various risks similar to those related to the underlying financial instruments including market and credit risk. The Company uses derivative financial instruments in the normal course of its business to take proprietary trading positions and to manage exposure to loss due to interest rate, exchange rate and market risk. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with the Company's other investing and trading activities. The Company manages the risks associated with derivatives along with its proprietary investing and trading activities in cash instruments within the Company's overall risk management framework.

Market risk is the potential for changes in the value of derivative financial instruments due to market changes, including interest and foreign exchange rate movements and fluctuations in security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying assets are traded. The Company manages its exposure to market risk related to trading instruments on an aggregate basis combining the effects of cash instruments and derivative contracts. The Company sells various financial instruments which have not yet been purchased (short sales). The

[redacted]

4. Derivative Financial Instruments and Other Off-Balance Sheet Risk (continued)

Company is exposed to market risk for those short sales. If the market value of an instrument sold short increases, the Company's obligation, reflected as a liability on the statement of financial condition, would increase and trading revenues would be reduced. To manage market risk, the Company often holds securities which can be used to settle these obligations and monitors market exposure daily, adjusting positions where deemed necessary.

Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. At any point in time, the credit risk for OTC derivative contracts is limited to the net unrealized gain as reported in the statement of financial condition for each counterparty for which a netting agreement exists. In a similar fashion, liabilities represent net amounts owed to counterparties. This netting basis is executed across products and cash collateral when these provisions are specified in the netting agreement. Credit risk due to exchange-traded financial instruments, such as futures and options, is reduced by the regulatory requirements of the individual exchanges on which the instruments are traded. Since the Company does not clear its own securities transactions, it has established accounts with other financial institutions for this purpose. This can, and often does, result in concentrations of credit risk with one or more of these clearing firms. Such risk, however, is mitigated by the obligation of the financial institutions to comply with rules and regulations governing broker-dealers. These rules and regulations generally require maintenance of net capital, as defined, and segregation of customers' funds and securities from holdings of the firm. Transactions in OTC derivative contracts are entered into with major commercial and investment banks. There was no credit risk exposure with respect to OTC derivative contracts as of December 31, 2003.

Derivatives are generally based upon notional values. Notional values are not recorded on-balance sheet, but rather are utilized as a basis for determining future cash flows to be exchanged. Therefore, notional values provide a measure of the Company's involvement with such instruments, but are not indicative of potential risk. Derivative instruments are marked to fair value and the resulting gains and losses are recorded in the statement of financial condition in receivables from and payables to clearing brokers prior to the exchange of the related cash flows. Included in net trading revenues, as recorded in the statement of income for the year ended December 31, 2003, are realized and change in unrealized gains and losses associated with derivative financial instruments.

4. Derivative Financial Instruments and Other Off-Balance Sheet Risk (continued)

Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price. All of these contracts may be settled in cash or through delivery of the underlying instrument. Margin deposits are generally required to enter into futures contracts and are generally small in value relative to the gross value of the underlying futures contract. Consequently, small price changes in the underlying commodity may result in comparably large trading gains or losses to the Company. Futures contracts can be closed out at the discretion of the Company. However, illiquidity in the market could prevent the timely close-out of any unfavorable positions or require the Company to hold those positions until the delivery date, regardless of the changes in their value or the Company's investment strategy. Exposure to market risk is managed in accordance with risk limits set by the Company by buying or selling instruments or entering into offsetting positions. There were no outstanding futures contracts at December 31, 2003.

5. Related Party Transactions

Subject to an informal agreement, the Company incurred management fees in the amount of $60,000 to a related party, Ritchie Capital Management, LLC. These fees were for certain advisory and back office support services provided during 2003 and are included in the statement of income, of which $5,000 remained unpaid at December 31, 2003.

The Company also incurred and paid a management fee to a related party, Fox River Financial Resources, Inc (Fox River). Fox River provides management services such as payroll processing, accounting and other overhead charges for which the Company incurred $643,924 in expenses in 2003. Fox River is a Subchapter S Corporation wholly owned by one of the Company's stockholders. The entire amount was paid at December 31, 2003 and is included in management fees in the statement of income.

6. Capital Stock

The Company is authorized to issue 5,000,000 shares of stock with a par value of $.01 each, of which 75,612 shares were issued and outstanding at December 31, 2003. The holders of the capital stock are entitled to one vote for each share held.

Ritchie Capital Investments, Ltd.

(A Cayman Islands Company)

Notes to Financial Statements (continued)

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l) (the Rule). Under the Rule, the Company is required to maintain net capital equivalent to $100,000 or 6-2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change daily. At December 31, 2003, the Company had net capital and minimum net capital requirements of $16,484,293 and $100,000, respectively.

8. Contingencies

The Company has received a subpoena in connection with the ongoing investigation into United States mutual fund "market timing." The Company is cooperating with this investigation. The final outcome of these matters cannot be determined at this time, but management believes that the ultimate outcome would not be material to the financial statements.

9. Subsequent Events

At the close of trading on January 30, 2004, the stockholders withdrew certain trading assets and liabilities in trading accounts at the Company and subsequently contributed them to a related company, RC Capital, LLC. RC Capital, LLC. is an entity owned by the same stockholders of the Company. The net worth of the assets transferred, at fair value, was approximately $33,000,000. The actual transfer of positions occurred the morning of February 2, 2004, and related cash balances were transferred as of February 4, 2004. Notification was made to the required regulatory agencies pursuant to SEC notification rules and approval was received prior to the transfer.

Supplemental Schedules

Ritchie Capital Investments, Ltd.

Computation of Net Capital Under Rule 15c3-1

Alternative Net Capital Method

December 31, 2003

Total stockholders' equity	$39,037,087
Deduct nonallowable assets:	
Fixed assets, net of accumulated depreciation and amortization	741,110
Other assets	25,000
Net capital before haircuts on securities positions	38,270,977
Haircuts on securities positions:	
Equity securities and exchange-traded options	21,786,684
Net capital	$16,484,293
Net capital requirement	
(Greater of 6 2/3% of aggregate indebtedness or $100,000)	$ 100,000
Excess net capital	$16,384,293
Aggregate indebtedness	$ 1,161,160
Ratio of aggregate indebtedness to net capital	7.0%

The above computation agrees in all material respects with the computation of net capital for brokers and dealers pursuant to Rule 15c3-l under the Securities Exchange Act of 1934 filed by the Company with the Chicago Stock Exchange as of December 31, 2003, in its unaudited Form X-17A-5.

Ritchie Capital Investments, Ltd.

(A Cayman Islands Company)

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities and Exchange Act of 1934

December 31, 2003

Althought the Company is not exempt from Rule 15c3-3, it does not transact a business in securities with or for any customers and does not carry margin accounts, credit balances, or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under this section.

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

To the Stockholders of
Ritchie Capital Investments, Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of Ritchie Capital Investments, Ltd. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of the differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control, or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Chicago Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 20, 2004